SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Smurfit-Stone Container Corporation

(Name of Issuer)

Class A Common Shares, $0.01 Par Value

(Title of Class of Securities)

832727101
 (CUSIP Number)

Third Point LLC
390 Park Avenue, 18th Floor
New York, NY 10022
(212) 224-7400

Royal Capital Management, LLC
623 Fifth Avenue, 24th Floor
New York NY  10022
(212) 920-3400

Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
(212) 554-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8267

February 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832727101		Page 2 of 15 Pages
1		NAME OF REPORTING PERSON Third Point LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,250,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,250,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.46%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 832727101		Page 3 of 15 Pages
1		NAME OF REPORTING PERSON Daniel S. Loeb
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,250,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,250,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.46%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 832727101		Page 4 of 15 Pages
1		NAME OF REPORTING PERSON Royal Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,787,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,787,500 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,787,500 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.04%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 832727101		Page 5 of 15 Pages
1		NAME OF REPORTING PERSON Yale M. Fergang
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,787,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,787,500 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,787,500 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.04%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 832727101		Page 6 of 15 Pages
1		NAME OF REPORTING PERSON Robert W. Medway
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,787,500 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,787,500 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,787,500 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.04%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 832727101		Page 7 of 15 Pages
1		NAME OF REPORTING PERSON Monarch Alternative Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,181,868 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,181,868 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,181,868 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.47%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 832727101		Page 8 of 15 Pages
1		NAME OF REPORTING PERSON MDRA GP LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,181,868 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,181,868 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,181,868 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.47%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 832727101		Page 9 of 15 Pages
1		NAME OF REPORTING PERSON Monarch GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,181,868 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,181,868 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,181,868 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.47%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.                                Security and the Issuer

This Schedule 13D relates to the shares of Class A Common Stock of Smurfit-Stone Container Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 222 N. LaSalle Street, Chicago, Illinois 60601.

Item 2.                                Identity and Background

(a)   This Schedule 13D is being filed by:

(i) Third Point LLC, a Delaware limited liability company (“Third Point”), and Daniel S. Loeb (“Mr. Loeb and, together with Third Point, the “Third Point Reporting Persons”);

(ii) Royal Capital Management, LLC, a Delaware limited liability company (“Royal Capital”), Yale M. Fergang (“Mr. Fergang”) and Robert W. Medway (“Mr. Medway and, together with Royal Capital and Mr. Fergang, the “Royal Capital Reporting Persons”); and

(iii) Monarch Alternative Capital LP, a Delaware limited partnership (“Monarch”), MDRA GP LP, a Delaware limited partnership (“MDRA GP”), and Monarch GP LLC, a Delaware limited liability company (“Monarch GP” and, together with Monarch and MDRA GP, the “Monarch Reporting Persons”).

Each of the Third Point Reporting Persons, the Royal Capital Reporting Persons and the Monarch Reporting Persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Schedule I hereto set forth lists of all of the directors and executive officers or persons holding equivalent positions of Monarch GP (the “Scheduled Persons”, each a “Scheduled Person”).

(b)
(i)           The principal business address of the Third Point Reporting Persons is 390 Park Avenue, 18th Floor, New York, NY 10022;

(ii)           The principal business address of the Royal Capital Reporting Persons is 661 Fifth Avenue, 24th Floor, New York, NY 10022; and

(iii)           The principal business address of the Monarch Reporting Persons is 535 Madison Avenue, New York, NY 10022.

Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c)
(i)           The principal business of Third Point is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Third Point Funds”), and to control the investing and trading in securities of the Third Point Funds.  The principal occupation of Mr. Loeb is serving as Chief Executive Officer of Third Point.

(ii)           The principal business of Royal Capital is to serve as investment manager or adviser to a variety of hedge funds (such funds, collectively, the “Royal Capital Funds”), and to control the investing and trading in securities of the Royal Capital Funds.  The principal occupation of each of Messrs. Fergang and Medway is Managing Member of Royal Capital.

(iii)           The principal business of Monarch is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Monarch Funds”), and to control the investing and trading in securities of the Monarch Funds.  The principal business of MDRA GP is to be the general partner of Monarch.  The principal business of Monarch GP is to be the general partner of MDRA GP.

Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d), (e)  During the last five years, none of the Reporting Persons nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Messrs. Loeb, Fergang and Medway are citizens of the United States of America.

Schedule I hereto set forth the citizenships of each of the Scheduled Persons.

Item 3.                                 Source and Amount of Funds or Other Consideration.

The Third Point Funds expended an aggregate of approximately $63,050,000 of their working capital in open market transactions  to acquire the 2,500,000 shares of Class A Common Stock held by them.

The Royal Capital Funds acquired 2,022,700 of the shares of Class A Common Stock held by them pursuant to the Modified Joint Plan of Reorganization for Smurfit-Stone Container Corporation and its Debtor Subsidiaries and Plan of Compromise and Arrangements for Smurfit-Stone Container Canada, Inc. and Affiliated Canadian Debtors, dated May 26, 2010 (collectively, the “Plan of Reorganization”), in exchange for debt securities having an aggregate principal amount of $63,705,700.  In addition, the Royal Capital Funds expended an aggregate of approximately $14,790,000 of their working capital in open market transactions to acquire the additional 764,800 shares of Class A Common Stock held by them.

The Monarch Funds acquired 2,981,868 of the shares of Class A Common Stock held by them pursuant to the Plan of Reorganization, in exchange for 937,000 shares of common stock and debt securities having an aggregate principal amount of $93,775,000.  In addition, the Monarch Funds expended an aggregate of approximately $7,038,000 of their working capital in open market transactions to acquire the additional 200,000 shares of Class A Common Stock held by them.

Item 4.                      Purpose of Transaction.

The Reporting Persons originally acquired their shares of Class A Common Stock subject to this Schedule 13D for investment purposes.

On January 23, 2011, the Issuer announced that it had agreed to be acquired by Rock-Tenn Company (“Rock-Tenn”) in a merger transaction in which each share of Class A Common Stock would be converted into the right to receive $17.50 in cash and 0.30605 shares of the common stock of Rock-Tenn, valued as of the date of the announcement at $35.00 per share (the “Proposed Merger”).  The Reporting Persons believe that the Transaction substantially undervalues the Issuer, and, on January 27, 2011, representatives of Third Point, Royal Capital and Monarch (collectively, the “Management Companies”) discussed whether there might be a basis for the Management Companies to work together to oppose the Proposed Merger.  On February 1, 2011, the Management Companies agreed to work together to oppose the Proposed Merger and to jointly send to the board of directors of the Issuer (the “Board of Directors”) a letter stating that each of the Management Companies intended to vote the shares of Class A Common Stock as to which it has voting power and explaining the reasons for those voting decisions. The Management Companies’ letter was finalized and sent to the Board of Directors, and issued publicly in the form of a press release, on February 2, 2011.  A copy of the press release, which includes in its entirety the Management Companies’ letter to the Board of Directors, is attached hereto as Exhibit 99.2.

To formalize their agreement to act together in opposition to the Proposed Merger, the Management Companies entered into a written agreement (the “Cooperation Agreement”)  on February 7, 2011, pursuant to which they agreed, among other things,  to jointly retain legal counsel, jointly file this Schedule 13D and any amendments hereto and to share certain expenses in connection with their joint efforts.  A copy of the Cooperation Agreement is attached hereto as Exhibit 99.3.

        Except as set forth herein, including in any Exhibits hereto, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  The Third Point Reporting Persons, Royal Capital Reporting Persons and Monarch Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may, separately or jointly, communicate or engage in discussions with management of the Issuer, the Board of Directors, other shareholders of the Issuer and/or representatives of Rock-Tenn concerning (i) the Proposed Merger, (ii) any shareholder vote on the Proposed Merger and/or (iii) the business, operations, management, strategy and future plans of the Issuer.  Depending on various factors, including the Issuer's financial position and strategic direction, the outcome of the matters referenced above (including matters related to the Proposed Merger or any competing transaction proposed by any third party), actions taken by the Issuer’s Board of Directors, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Third Point Reporting Persons, Royal Capital Reporting Persons and Monarch Reporting Persons may in the future take such actions with respect to the investments in the Issuer respectively managed by them as they deem appropriate, including, without limitation, purchasing or selling shares of Class A Common Stock or engaging in short selling of, or any hedging or derivative transactions with respect to, the Class A Common Stock.  Notwithstanding the foregoing, the Reporting Persons expressly disclaim any intention of engaging in a control transaction or a contested election of directors with respect to the Issuer.

Item 5.                                Interest in Securities of the Issuer.

A.	Third Point Reporting Persons

(a)           As of the date of this Schedule 13D, the Third Point Reporting Persons beneficially own an aggregate of 2,250,000 shares of Class A Common Stock, representing approximately 2.46% of the Class A Common Stock outstanding.  Percentages of the Class A Common Stock outstanding reported in this Schedule 13D are calculated based upon the 91,644,859 shares of Class A Common Stock represented by the Issuer as outstanding as of January 20, 2011 in the Agreement and Plan of Merger  dated as of January 23, 2011 included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 24, 2011.

(b)           Each of the Third Point Reporting Persons shares voting and dispositive power over the shares of Class A Common Stock held directly by the Third Point Funds.

(c)           Set forth on Schedule II hereto are all transactions of the Class A Common Stock effected during the past sixty days by the Third Point Reporting Persons.

(d)           Other than the Third Point Funds that directly hold shares of Class A Common Stock, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of Class A Common Stock held by them.

(e)           Not applicable.

B.	Royal Capital Reporting Persons

(a)           As of the date of this Schedule 13D, the Royal Capital Reporting Persons beneficially own an aggregate of 2,787,500 shares of Class A Common Stock, representing approximately 3.04% of the Class A Common Stock outstanding.

(b)           Each of the Royal Capital Reporting Persons shares voting and dispositive power over the shares of Class A Common Stock held directly by the Royal Capital Funds.

(c)           Set forth on Schedule II hereto are all transactions of the Class A Common Stock effected during the past sixty days by the Royal Capital Reporting Persons.

(d)           Other than the Royal Capital Funds that directly hold shares of Class A Common Stock, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of Class A Common Stock held by them.

(e)           Not applicable.

C.	Monarch Reporting Persons

(a)           As of the date of this Schedule 13D, the Monarch  Reporting Persons beneficially own an aggregate of 3,181,868 shares of Class A Common Stock, representing approximately 3.47% of the Class A Common Stock outstanding.

(b)           Each of the Monarch Reporting Persons shares voting and dispositive power over the shares of Class A Common Stock held directly by the Monarch Funds.

(c)           Set forth on Schedule II hereto are all transactions of the Class A Common Stock effected during the past sixty days by the Monarch Reporting Persons.

(d)           Other than the Monarch Funds that directly hold shares of Class A Common Stock, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of Class A Common Stock held by them.

(e)           Not applicable.

By virtue of the agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Class A Common Stock by all members of the “group.”  Accordingly, each of the Reporting Persons may be deemed to beneficially own 8,219,368 shares of Class A Common Stock, constituting beneficial ownership of 8.97% of the shares of Class A Common Stock.

The Third Point Reporting Persons expressly disclaim voting and investment power with respect to any Class A Common Stock held by any person or entity other than the Third Point Funds.  The Royal Capital Reporting Persons expressly disclaim voting and investment power with respect to any Class A Common Stock held by any person or entity other than the Royal Capital Funds.  The Monarch Reporting Persons expressly disclaim voting and investment power with respect to any Class A Common Stock held by any person or entity other than the Monarch Funds.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

On February 7, 2011 the Management Companies entered into the Cooperation Agreement, described in Item 4 hereto.

Pursuant to the Plan of Reorganization, Royal Capital and Monarch may become entitled to receive additional shares of Class A Common Stock depending upon the final resolution of certain litigation in connection with the reorganization of the Issuer.  The number of such shares of Class A Common Stock that Royal Capital and Monarch may become entitled to receive cannot be determined at this time, but is anticipated to be, in the aggregate, less than 1% of the Class A Common Stock Outstanding.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.                                Material to be filed as Exhibits.

1.	Exhibit 99.1 - Joint Filing Agreement, dated February 7, 2011

2.	Exhibit 99.2 - Cooperation Agreement, dated as of February 7, by and among Third Point LLC, Royal Capital Management, LLC and Monarch Alternative Capital LP

3.	Exhibit 99.3 - Press Release, dated February 2, 2011, containing the Management Companies’ letter to the Board of Directors of Smurfit-Stone Container Corporation

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2011                                                        THIRD POINT LLC

By: /s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: February 7, 2011                                                        DANIEL S. LOEB

By: /s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: February 7, 2011                                                        ROYAL CAPITAL MANAGEMENT, LLC

By: /s/ Yale M. Fergang
Name: Yale M. Fergang
Title: Managing Member

Dated: February 7, 2011                                                         YALE M. FERGANG

                     /s/ Yale M. Fergang

Dated: February 7, 2011                                                          ROBERT W. MEDWAY

                    /s/ Robert W. Medway

Dated: February 7, 2011                                                 MONARCH ALTERNATIVE CAPITAL LP

               By: MDRA GP LP, its General Partner
               By: Monarch GP LLC, its General Partner

               By:  /s/ Michael Weinstock
                       Name:  Michael Weinstock
                       Title:  Member

Dated: February 7, 2011                                                MDRA GP LP

               By: Monarch GP LLC, its General Partner

               By:  /s/ Michael Weinstock
                       Name:  Michael Weinstock
                       Title:  Member

Dated: February 7, 2011                                                 MONARCH GP LLC

               By:  /s/ Michael Weinstock
                       Name:  Michael Weinstock
                       Title:  Member

SCHEDULE I

Monarch GP LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch GP LLC	United States
Christopher Santana	535 Madison Avenue New York, NY 1002	Managing Principal of Monarch GP LLC	United States
Michael Weinstock	535 Madison Avenue New York, NY 1002	Managing Principal of Monarch GP LLC	United States

SCHEDULE II

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through  a broker.

THIRD POINT LLC
Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/8/2010	100,000	24.9040
12/8/2010	100,000	24.9364
12/8/2010	125,000	24.9353
12/8/2010	100,000	24.9821
12/9/2010	25,000	25.2500
12/9/2010	125,000	25.2922
12/9/2010	30,000	25.2275
12/10/2010	130,000	25.5069
12/13/2010	65,000	25.8702
12/13/2010	52,000	25.9337
12/14/2010	123,000	26.3000
12/14/2010	25,000	26.1000
12/23/2010	10,000	25.7700
12/27/2010	150,000	25.7383
12/27/2010	74,700	25.7265
12/28/2010	75,000	25.3803
12/29/2010	37,900	25.5037
12/29/2010	37,000	25.3970
12/30/2010	115,400	25.7757
12/31/2010*	(16,800)	25.6000
12/31/2010*	16,800	25.6000
1/4/2011	5,000	25.2500
1/4/2011	17,200	25.2151
1/6/2011	250,000	27.0000
1/6/2011	55,000	26.8677
1/6/2011	72,800	26.8494
1/7/2011	50,000	26.7715
1/7/2011	50,000	26.8494
1/31/2011*	(42,000)	37.3500
1/31/2011*	42,000	37.3500
2/1/2011	131,300	37.5680
2/1/2011	118,700	37.7497
*Rebalancing trade.

  ROYAL CAPITAL MANAGEMENT,  LLC
Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/4/2011*	(190,500)	26.3200
1/4/2011*	190,500	26.3200
1/20/2011	(11,190)	27.7600
1/20/2011	11,190	27.7600
1/24/2011	(137,500)	35.5443
 *Rebalancing trade.

  MONARCH ALTERNATIVE CAPITAL LP
Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/24/11	200,000	35.1900